UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                            Form 40-F ☐

ICL GROUP LTD.

The information contained in this Report on Form 6-K (including the press release and other information attached hereto) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

This Report includes a press release announcing an offering, and an extract of information being provided to investors in the offering, which the Company is providing in this report so that all investors in the Company have access to such information.

ICL GROUP LTD.

1.	Press Release dated June 1, 2026 titled “ICL Group Ltd. (“ICL”) Announces Launch of Senior Notes Offering”

2.	Slide titled “Debt composition as of 31.03.2026 $m”

Item 1

June 1, 2026

ICL GROUP LTD. ANNOUNCES LAUNCH OF SENIOR NOTES OFFERING

ICL Group Ltd. (the “Company” or “ICL”) hereby announces that it has commenced an offering (the “Offering”) of new unsecured senior notes (the “Notes”), the amount and terms of which have yet to be determined. The Company intends to use the net proceeds from the Offering for general corporate purposes, including the repayment, in part or in full, of outstanding borrowings under its revolving credit facility which matures in April 2030 (the “Revolving Credit Facility”) (following such repayment, the Revolving Credit Facility will remain available to ICL in accordance with its terms), the repayment of other debt, capital expenditures, investments and acquisitions, supporting our strategy.

If the Offering is completed, the Notes that are issued will be rated. ICL is rated BBB- with stable outlook by the international rating agencies Standard & Poor’s and Fitch Rating Ltd. ICL intends to file an application with the Tel Aviv Stock Exchange Ltd. (“TASE”) for registration of the Notes for trading on the institutional investor trading platform operated by TASE (known as “TASE UP”) and the approval of the registration is a condition to completion of the Offering. Completion of the Offering is subject to market conditions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Unless they are registered under the Securities Act or the securities law of any applicable state, Israel or any other jurisdiction, the Notes may not be offered or sold within the United States, Israel or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act), or to any Israeli residents, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, applicable state securities laws, the Israeli Securities Law, 1968 (the “Israeli Securities Law”) and applicable laws of other jurisdictions.

Accordingly, ICL is offering and selling the Notes only (a) in the United States to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A) (“QIBs”), in compliance with Rule 144A; and (b) in offshore transactions complying with Regulation S to persons reasonably believed to be Qualifying Investors. “Qualifying Investor” means a non-U.S. person (within the meaning of Regulation S under the Securities Act) that is also: (i) a QIB, (ii) an institutional investor as set forth in Section 15A(b)(1) of the Israeli Securities Law and that has provided the requisite certification under the First Addendum to the Israeli Securities Law or complies with the criteria of the Israel Securities Authority for investors incorporated outside Israel as set forth in Section 15A(b)(2) of the Israeli Securities Law (a “Qualified Israeli Investor”) or (iii) a person described in sub-paragraph (1) of Section I of Annex II to Directive 2014/65/EU (as amended, “MiFID II”) who is authorized or regulated by a member state (“Member State”) of the European Economic Area or a person described in sub-paragraph (3) of Section I of Annex II to MiFID II (a “Qualified European Investor”) or a person described in sub-paragraph 3(a) of Schedule 1 to Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) who is authorized or regulated in the United Kingdom or a person described in sub-paragraph 3(c) of Schedule 1 to UK MiFIR (a “Qualified UK Investor”); provided that in relation to offers of Notes in any Member State or the United Kingdom, “Qualifying Investor” shall only include Qualified European Investors or Qualified UK Investors, as applicable; in the case of the European Economic Area, such offers will be subject to Article 2(e) of the Regulation (EU) 2017/1129 and, in the case of the United Kingdom, paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”).

In addition, in the United Kingdom, the offering memorandum has not been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”) by an authorized person under FSMA. In the United Kingdom, the offering memorandum and any other material in relation to the securities described therein are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in paragraph 15 of Schedule 1 to the POATRs) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) any other person to whom it may otherwise lawfully be distributed (all such persons together being referred to as “Relevant Persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be made only with, Relevant Persons. The offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on the offering memorandum or its contents.

Prohibition of Sales to EEA Retail Investors - The Notes described in this announcement are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II Product Governance / Professional Investors and ECPs Only Target Market - Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the securities has led to the conclusion that: (i) the target market for the securities is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Prohibition of Sales to UK Retail Investors - The Notes described in this announcement are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing the securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

UK MIFIR Product Governance / Professional Investors and ECPs Only Target Market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities has led to the conclusion that: (i) the target market for the securities is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the securities to eligible counterparties and professional clients are appropriate. A distributor, being a person subsequently offering, selling or recommending the securities, should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase the Notes or any other securities, nor shall it constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The Offering is being made solely pursuant to an offering memorandum, which sets forth the terms of the Offering. The securities rating included herein is not a recommendation to buy, sell or hold Notes and may be subject to revision or withdrawal at any time.

The Notes may be offered in the State of Israel only to Qualified Israeli Investors in reliance on an exemption from the requirement to file a prospectus pursuant to Sections 15A(b)(1) and 15A(b)(2) of the Israeli Securities Law. Accordingly, no prospectus will be filed in the State of Israel in connection with the Offering.

***

About ICL

ICL Group Ltd. is a global leader in agriculture, food and industrial solutions, utilizing its unique mineral resources and extensive expertise to address key sustainability challenges related to food security and access to essential minerals. ICL is focused on driving long-term growth through its specialty agriculture and food businesses, while strategically managing its bromine, potash and phosphate mineral resources. ICL’s global professional workforce is dedicated to expanding its growth engines and efficiently operating – both structurally and economically – while maintaining and optimizing its core operations. The Company’s operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2025 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com.

Forward-Looking Statements

This announcement contains forward-looking statements as to ICL’s expectations concerning the Offering, as well as information regarding ICL’s debt maturity profile, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s Annual Report on Form 20-F for the year ended December 31, 2025 and other reports filed with the U.S. Securities and Exchange Commission. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in ICL’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.

Position: VP, Chief Compliance Officer & Corporate Secretary

Signature Date: June 1, 2026

Investor and Press Contact - Israel Adi Bajayo VP, ICL Spokesperson & Israel IR +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

Item 2

Debt composition as of 31.03.2026 $m

Capitalization Table

Facility	Original Amount	Carrying Amount	Maturity	Pricing
RCF[1]	$1,550m	$634m[5]	Apr. 2030	
Securitization- $450m ($350m committed + $100m uncommitted)[2]	$450m	$391m	Dec. 2030	
Debentures, Series F	$693m	$711m	May 2038	6.38%
Debentures, Series G	NIS1,616m	$442m	2022-2034 Annual installments	2.40%
Loan – Canadian Banks	$135m	$135m	Jan. 2030	
Sustainability linked loan (SLL)	€250m	$287m	Sep. 2026	0.80%
Loan – European Bank	€75m	$83m	2025-2030 Semi-annual installments	3.09%
Other		$178m		

Debt Maturity[4] $m

Loans
SLL
Securitization
RCF
Bond G
Bond F
858
11
391
287
169
31
11
20
34
11
23
36
11
25
793
11
640
142
33
32
33
32
33
32
339
338
4
694
693
8
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035-2037
2038
2039-2044

Total Gross Debt
$2,893m[3]

Total Net Debt
$2,569m

USD 47.9%
EUR 32.6%
ILS 17.9%
GBP 1.0%
CAD 0.6%

Fixed 53.6%
Variable 46.4%

Debentures 40.8%
Loans 23.6%
RCF 22.1%
Securitization 13.5%

Ratings

S&P	BBB- / stable
Fitch	BBB- / stable

Source: Company information

ICL

1

1 Debt Maturity (4) $m Capitalization Table Total Net Debt $2,569m Ratings S&P Fitch BBB - / stable BBB - / stable Source: Company information Notes: FX used as of Q1’26: EUR/USD 1.1488, ILS/USD 0.3160, and GBP/USD 1.3230. (1) Sustainability - Linked Facility. The RCF facility will reduce to $1,400m from April 2029 to April 2030. (2) Short - term facili ty renewable on a yearly basis. (3) Loans and debentures maturities ($2,893m) don’t include $257m liability mainly due to IFRS16 $289m and upfront fees ($32m). Balance sh eet debt is $3,150m. (4) Maturities are presented based on the original principal amount. (5) As of May 31, 2026, ICL had $993m outstanding under the RCF, reflecting anticipated seasonal working capital needs, which typically reverse by the en d o f the quarter. Pricing Maturity Carrying Amount Original Amount Facility Apr. 2030 $634m (5) $1,550m RCF (1) Dec. 2030 $391m $450m Securitization - $450m ($350m committed + $100m uncommitted) (2)  May 2038 $711m $693m Debentures, Series F  2022 - 2034 Annual installments $442m NIS1,616m Debentures, Series G Jan. 2030 $135m $135m Loan – Canadian Banks  Sep. 2026 $287m €250m Sustainability linked loan (SLL)  2025 - 2030 Semi - annual installments $83m €75m Loan – European Bank $178m Other 0.6% 1.0% 17.9% 32.6% 47.9% CAD GBP ILS EUR USD 46.4% 53.6% Variable Fixed 13.5% 22.1% 23.6% 40.8% Securitization RCF Loans Debentures • Carrying amounts include upfronts fees • Carrying amount sums up to $2,861m and excluded $289m liability due to IFRS16. Balance sheet debt is $3,150m Total Gross Debt $2,893m (3) 169 20 23 25 142 287 391 640 11 11 11 11 11 32 32 32 338 693 858 31 34 36 793 33 33 33 339 4 694 8 2026 2028 2030 2032 2034 2038 Loans SLL Securitization RCF Bond G Bond F 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 - 2037 2038 2039 - 2044

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 1, 2026